EXHIBIT 99.21

mCloud Files Amended and Restated Third Quarter
2019 Financials in Support of the Prospectus Filing

VANCOUVER, March 19, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF)

("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI"), and analytics, today announced the filing of its amended and restated management's discussion and analysis and amended and restated interim financial statements for the third quarter ended September 30, 2019 (the "Amended Filings"). The Amended Filings are required by the British Columbia Securities Commission ("BCSC") in support of the regulatory process for the Company's filing of a short form prospectus on November 15, 2019. As a result of this review by the BCSC, we are issuing the following press release to clarify our disclosure.

"The impact of this filing is a result of the Company completing its preliminary purchase price allocation for the assets acquired and the liabilities assumed in relation to the acquisitions of Agnity Global, Inc. ("Agnity") and Autopro Automation Consultants Ltd. ("Autopro"), the adoption of IFRS 16, certain other updated accounting analysis as well as the standard and routine transition to working with our new auditors, KPMG LLP, as announced on November 15, 2019. These processes were well underway before engaging with the BCSC with the filing of the prospectus," stated Chantal Schutz, mCloud's Executive Vice President and Chief Financial Officer. "The Amended Filings have no impact on the previously reported and audited financial statements for the year ended December 31, 2018."

The following is a summary of the changes made in the Amended Filings (all figures in Canadian dollars):

1.	Agnity Transaction - Review of the timing of Agnity consolidation.

The Company refined the purchase price allocation ("PPA") for Agnity, which was driven by the change in the timing of the consolidation of Agnity to April 22, 2019, from January 22, 2019. This caused the Company to update its analysis of the acquisition of Flow Capital's interest in its royalty agreement with Agnity. As a result of this timing change, intangible assets increased by $8.936 million and non-controlling interest decreased by $8.826 million. Revenue also decreased by $2.721 million.

The above does not reflect any errors, omissions, or overstatement of actual revenues or cash flows earned by either entity before or after the acquisition date, and instead reflects the timing and proper allocation of items in the PPA process.

2.	Autopro Transaction - Update to the analysis of Autopro acquisition.

As part of the Company's acquisition accounting and valuation related to Autopro, the Company determined that the value of the 24 million shares issued to Fulcrum founding shareholders should be considered recorded as a transaction cost of $8.880 million and not included in the valuation of Autopro.

In addition, the fair value of the Share consideration to Autopro's shareholders increased by $6.1 million based on the trading price of the Company's share at the acquisition date but did not change the value of the cash consideration. Other significant changes to the preliminary analysis of the Autopro acquisition included accounting-based allocations resulting in an increase to intangible assets by $23.919 million, a decrease in goodwill of $19.818 million and an increase in deferred tax liability of $5.937 million.

In connection with the analysis of the acquisition, the Company finalized the impact of IFRS 16 and recognized right-of-use assets of $3.951 million at the acquisition date, together with $4.014 million in lease liability.

3.	Other Matters - Acquisition and accounting for (multi-year) complex revenue contracts with customers.

The Company updated its accounting analysis with respect to certain complex revenue arrangements with its customers. The updated accounting analysis resulted in a decrease in trade and other receivables of

$1.918 million, a decrease in long-term receivables of $0.107 million, an increase in deferred revenue of

$0.216 million at September 30, 2019, a decrease in revenue of $2.710 million, a decrease in cost of sales of $0.725 million, and an increase in expenses of $0.253 million for the nine months ended September 30, 2019.

4.	Finalization of the valuation of convertible debentures issued on July 11, 2019.

The Company finalized the complex valuation of its convertible debentures. This resulted in the allocation of a portion of its values to equity for accounting purposes, as prescribed by IFRS, as well as the tax implications of these convertible debentures. The adjustment impacted long term liabilities, contributed surplus, deferred tax recovery, and expenses and did not impact working capital.

5.	Adoption of IFRS 16 and impact on Autopro PPA.

The Company updated its transition analysis for the adoption of IFRS 16 in addition to the impacts of IFRS 16 on the acquisition account of Autopro.

6.	Miscellaneous Matters - Share-based compensation, Impairment of Intangible Assets, September 30, 2018, unaudited condensed consolidated interim financial statements

The Company also adjusted for several other items as follows:

•	Share-based compensation expense calculation was revised resulting in a reduction of contributed surplus of $1.043 and a corresponding decrease in share-based compensation expense;
•	$0.508 million of Impairment of intangible assets acquired in 2017;
•	Errors related to September 30, 2018, unaudited condensed consolidated interim financial statements resulting from adjustments recorded by the Company at December 31, 2018, that had an impact on prior quarters. These errors have been corrected retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The management's discussion and analysis and interim financial statements for the period ended September 30, 2019, originally filed on SEDAR on November 14, 2019 (the "Previous Filings") should not be relied upon.

The foregoing is a summary of certain changes in the Amended Filings as compared to the Previous Filings and does not constitute a complete analysis of the changes. For a full understanding of the changes, we encourage you to review the Amended Filings, which are available on SEDAR at www.sedar.com and the Company's website at www.mcloudcorp.com.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries, including oil and gas. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada, with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 41,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained in this press release includes information relating to the impact of the filing of the amended and restated management's discussion and analysis and amended and restated interim financial statements for the period ended September 30, 2019.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading "Risk Factors" in the Company's annual information form dated October 31, 2019. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.